Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: April 17, 2014

EuroBusiness Media (EBM): Publicis Groupe, the world’s third largest advertising and communications group, reports revenue for the first quarter. Maurice Lévy hello. You are the CEO of Publicis Groupe, what are your comments on the group’s performance in the first quarter?

Maurice Lévy: The first quarter has been very good and we are extremely happy. We had a fourth quarter at the end of last year which has been quite disappointing with a growth of 0.7% and the first quarter of 2014 is up at 3.3%, so a sequential improvement which is extremely pleasing. On top of this, there are some good trends in what we have been able to witness during this quarter, particularly what’s going on on Digital, the improvement in China, the fact also that Europe is improving quite a bit.

EBM: Europe is the good surprise of this announcement. Is this sustainable, and also what is your update on Emerging Markets?

Maurice Lévy: In Europe, I’m extremely cautious, because we are getting out of the crisis and I don’t want to start dancing on the tables. But what we can see in Europe is something that is quite encouraging. Germany is with a very strong, healthy growth. Spain and Italy, which have been both with double digit negative growth during years, are coming into the positive line. The negative growth of Greece is reducing and the good news is also that we see France posting a positive number. So all this is giving a very encouraging idea of what Europe may be in 2014. However, we have to be cautious, because growth is still fragile.

EBM: And as for Emerging Markets?

Maurice Lévy: Emerging Markets: we had at the last quarter a negative growth of 5.9%. We are positive – not very much – but positive at 0.5% for all the Emerging Markets. But if you look now at something which is quite interesting, which was China: Greater China last year was negative 10.8%. This year we are positive. Not very much, but we are positive at the first quarter. So all the issues that we had, that were linked particularly to some of our clients, and specifically in the luxury goods sector, seem to have been confirmed, and we see that the market is going up again. We have also here to be cautious. This is nice, it’s positive, but it is not yet the big growth that we were expecting. We hope that for China, taking that example, we will have a growth which is mid single digit for the full year, which is nice. Regarding some other markets, the situation is contrasted. We expect good growth in Brazil thanks to the FIFA World Cup. We believe that India will be more difficult.

EBM: We are hearing that the pricing environment, and pricing pressure, is quite fierce currently. Are we at risk of seeing your longer term margin targets at risk due to competitive or pricing environments that are tougher than initially expected?

Maurice Lévy: We have that experience of pressure on margins since now quite a few years. And we see more and more of our clients who are coming back and they are coming back to renegotiate on shorter periods than in the past. When you had negotiated a contract you could be relatively happy and quiet for four or five years. Now I would say, it’s an average of three years. So we see that the negotiation is taking shape in a shorter period and yes, there is definitely some pressure. There are also some competitors who are in a difficult situation and who are making some offers which are creating some turbulence in the market. With regard to our margin, we believe two things: The first one is that when our client is asking for a renegotiation, we have to listen. And we listen. We listen because we don’t believe that he is doing this only for the joy of taking a pound of flesh out of us. We believe it is something that is serious for the client, and he needs to comply with some of his own obligations. So we listen and we try to find solutions and we negotiate on a fair basis, in order that both of us are making the right effort. When it comes to our margin, we have to make the effort on our costs. We can’t believe that we will have to ask our clients to carry the effort on our margin. So, we respect the need of our clients, and we do everything we can to satisfy them, on the quality of the work and of their margins, and we put a lot of creativity, energy, imagination behind our cost base in order to reduce it and to come to some solutions which are an improvement of our margin. I’m happy to confirm that the first quarter has already shown, after an improvement last year, another nice improvement –modest but nice – in the first quarter of 2014, and we expect to have an improvement in the full year of our margin. So, we are quite confident that we are managing this extremely cautiously, because we have to take into account all the parameters.

EBM: Currently the argument goes that advertising and communications groups will have to increase their investment in digital marketing tools and get closer to technology. Big Data seems to be the next challenge. What are your views?

Maurice Lévy: That is something for which, I think, I would say it’s my favourite subject – as you know we have taken some positions since 2005 and we have started to implement in 2006. With the acquisition of Digitas, we massively invested in Digital and in technology and we have developed a lot of tools which are state-of-the-art of the industry. So I’m extremely confident that Publicis has already invested much more than any of our competitors in that field. And yes, definitely, with the surge of Big Data, as the big next thing for the future, is something that has to be tackled with new investment. We’ll do that. But much less than what has to be done by our competitors. The other aspect that we should not forget is that yes, Big Data is there and yes, it’s the next big thing. But here is something which is already there and which is already the big thing for today and tomorrow, which is mobility. When you look, for example, at the expectation for the next three to four years of growth, 1/3rd of the growth which will happen in the next three years will come from the increase in advertising in mobility, which will probably be multiplied by three or four. So you can expect that this will be the big, big thing for all our clients, because if they want to reach the people, the question will not be who they are, but where they are. And that is really the kind of thing for which we are ready. As of today.

EBM: Given what you’ve seen so far since the beginning of this year, what is your outlook for the rest of the year?

Maurice Lévy: We feel confident. We have an expectation of growth which is our own internal objective, of something which is north of 4%. So we expect to be a little bit more than the 4%. How much? I don’t know. So, ahead of the consensus and ahead of the average of the market, which is expected to be - for the advertising agencies - in the region of 3.5%. That’s regarding the growth. As regards the margin, as I said a few minutes ago, we expect a slight improvement. We have a plan for 2018 and we are sticking to this plan and this is calling for continuous improvement in both growth and margin, and we are working very hard in that direction, and we do it with determination.

EBM: What is your update on the merger with Omnicom?

Maurice Lévy: We are waiting for some authorisations. We have the first one, which is China, which is the last of the anti-trust authorisations. And for that, we think it will happen soon. We don’t know exactly when, it’s just a question of timing. Then there is the tax ruling of France and then there is the S4 and the prospectus for the AFM in Europe. All this is taking a little bit of time and we believe that in the third quarter the deal should close.

EBM: We recently saw an analyst note from JPMorgan entertaining the idea that the merger may not happen after all. What if?

Maurice Lévy: First of all, I don’t believe that there is any reason why the merger may not happen. So I feel very good. However, as we are in a “What if?” situation, we should not forget that last year, we have announced a strategy which is extremely clear. So Publicis is today the best positioned group, better than any of our competitors, with an extremely strong position in the digital world, extremely strong position in e-commerce and the most advanced group in the digital world. So all this is making us a formidable competitor and we have some very strong objectives, a very good strategy, so I feel personally extremely happy and extremely comfortable with our strategy. We are building it, waiting for the merger. This being said, I feel extremely confident with the merger. I don’t see any reason why this may not happen. But, as you say, “What if?” “What if?” We are serene and we have a very solid balance sheet, robust. If we need to make some financial movement, share buy-backs or whatever, we have the capabilities; if we need to make some investment, acquiring operations, we have the capabilities and on top of this I’m sure that we will grow faster than the market and deliver the best margin in the industry. So “What if?” Life is good!

EBM: Maurice Lévy, CEO of Publicis Groupe, thank you very much.

Maurice Lévy: Thank you.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Proxy Statement on Schedule 14A, dated April 10, 2014, which are filed with the SEC.